EXHIBIT 99.1

TOP Ships Inc. Announces Commencement of Charter With Oil Major

ATHENS, Greece, April 11, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that the recently delivered scrubber fitted Suezmax tanker M/T Eco Bel Air, constructed at the Hyundai Samho shipyard in South Korea, commenced its previously announced time charter employment with BP on April 11, 2019.

The revenue backlog expected to be generated by this fixture, assuming all options are exercised, is about $47.5 million. For 2019 alone, this charter is expected to increase revenue by $6.6 million.

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“We are very happy to have commenced our time charter employment with BP demonstrating once again our very high standards of quality, safety, efficiency and professionalism. Total gross revenue backlog for the fixed charter period of our fleet, from December 31, 2018, stands at about $204 million, without accounting for potential additional income from the profit sharing arrangements in two of our vessels.

The Company’s projected charter coverage is as follows:

Year
2019	100%
2020	97%
2021	47%
2022	12%
2023	7%
2024	2%

"
About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.
For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contacts:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org